July 13, 2018

VIA EDGAR

Ms. Sasha Parikh
Mr. Jim Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Reinsurance Group of America, Incorporated (the “Company”)
Form 10-K for the Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-11848

Dear Ms. Parikh and Mr. Rosenberg:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated June 28, 2018, regarding the above-referenced filing of the Company. This letter sets forth the comment from the Staff in boldface and the Company’s response follows in ordinary type.

Form 10-K for the Year Ended December 31, 2017

Notes to the Consolidated Financial Statements
Note 16. Short-Duration contracts, Page 148

1.
We acknowledge your response to our prior comment one. It appears that you have a total of at least $4.2 billion of liability for unpaid claims and claims adjustment expenses comprised of $2 billion related to short-duration contracts (as shown on page 150 in the reconciliation of the net incurred and paid claims development tables to the liability for claims and claim adjustment expense) and $2.2 billion related to long duration contracts (as indicated in your response). We are unable to agree with your conclusion based on information you have provided in your response that information required by ASC 944-40-50-3 is not material. In this regard, information required by ASC 944-40-50- 3 includes much more than the ending balance of the liability for unpaid claims and claims adjustment expenses. As previously requested, please provide us the information required by ASC 944-40-50-3 separately by short-duration and long-duration contracts.

Long-duration contracts:

The Company believes that a roll forward of long-duration contracts is not material to investors and the Company currently does not have information from clients or appropriate systems to accurately provide such a roll forward.

The Company is primarily engaged in providing reinsurance on traditional long-duration life, retirement and long-term care products. Liabilities for life and other long-duration contracts are established in an amount adequate to meet the estimated future policy benefits on policies in force, and are based upon expected investment yields, mortality, morbidity, withdrawal (lapse) rates, and other assumptions. The liability for unpaid claims in a given period (i.e., the ultimate cost of insured events that have occurred on or before the balance sheet date) for long-duration contracts is often immaterial when compared to the total benefit liabilities recorded in the financial statements. Additionally, after the insurable event (e.g., mortality event of the insured) occurs under most long-duration contracts, there is no future development of the claim, and the claim is paid shortly after receiving notice from the cedent.

Ms. Sasha Parikh
Mr. Jim Rosenberg
July 13, 2018

A roll forward of the Company’s liability for unpaid claims for its long duration contracts would exclude significant activity regarding the Company’s policyholder benefit liabilities; such as reserves which are based on the present value of future benefits to be paid. The Company believes excluding such significant balances and activity from a roll forward would not provide investors and other users of the financial statements meaningful information or a complete understanding of the changes to the Company’s liabilities for future policy benefits and other policy claims and benefits from period to period.

As a reinsurer of large quota share transactions, and a provider of stop loss coverage, the Company at times receives information on a bulk basis without comprehensive claim details. Additionally, a claim under aggregate stop loss coverage may be the result of thousands of claims crossing multiple years, and the Company only pays the excess amount. Therefore, the accumulation and preparation of the information necessary to prepare the disclosures described in ASC 944-40-50-3 for our long-duration business would require the Company to make estimates, potential system modifications or request additional information from our clients that is not required to be reported under the terms of our reinsurance agreements. Therefore, we are currently unable to provide the Staff the information required by ASC 944-40-50-3 for our long-duration business.

Considering the factors described above, the Company believes that a roll forward of the Company’s liability for unpaid claims associated with its long-duration contracts would not have changed or influenced the judgement of a reasonable person relying upon the Company’s financial statements. Therefore, the Company continues to believe the information described in ASC 944-40-50-3 is immaterial when considering both quantitative and qualitative factors specific to its long-duration business.

Short-duration contracts:

The Company’s liability of $2 billion for unpaid claims and claims adjustment expense as of December 31, 2017, related to short-duration contracts consisted of accrued claims payable totaling $400 million and the remainder consisting of estimated liabilities for claims incurred but not reported, and other assumptions used to estimate the ultimate costs of settling the claim such as duration, inflation, mortality and other societal and economic factors, as required by ASC 944-40-30-1. The information requested by the Staff for our short-duration contracts is shown below ($ in thousands).

Ms. Sasha Parikh
Mr. Jim Rosenberg
July 13, 2018

Short-duration contracts:
	For the years ended December 31,
	2017	2016	2015

Balance at beginning of year	$1,987,188	$1,970,915	$1,984,520
Less: reinsurance recoverable	(38,006)	(30,730)	(37,740)
Net balance at beginning of year	1,949,182	1,940,185	1,946,780
Incurred:
Current year	982,940	872,472	650,135
Prior years	156,041	138,504	103,208
Total incurred	1,138,981	1,010,976	753,343
Payments:
Current year	303,979	275,544	208,983
Prior years	801,399	726,435	550,955
Total payments	1,105,378	1,001,979	759,938
Net balance at end of year	1,982,785	1,949,182	1,940,185
Plus: reinsurance recoverable	36,505	38,006	30,730
Balance at end of year	$2,019,290	$1,987,188	$1,970,915

Total future policy benefits and other policy claims and benefits	$27,355,315	$23,844,599	$23,706,891

Regarding the Company’s short-duration business, none of the amounts included in the roll forward or the balances as of the end of the periods shown exceed 10% of the Company’s total liabilities for future policy benefits and other policy claims benefits. Additionally, the majority of the information regarding the timing of payments and development of claims is included in the Company’s short-duration disclosure on pages 149 and 150. Subsequent to inclusion of the short-duration disclosures in the Company’s 2016 10-K, it has yet to receive a request from an investor or analyst for a roll forward.

However, the Company does acknowledge that a roll forward does provide summary level information that may be clearer and more comprehensible than the detailed tables for some users of the financial statements. Therefore, in consideration of the Staff’s comment, the Company will enhance its disclosures on a prospective basis, beginning with its 2018 10-K and subsequent 10-Q’s, by including the information required by ASC 944-40-50-3 for its short-duration business.

* * * * *
The Company appreciates your prompt review and looks forward to hearing from you with respect to the foregoing response. If you have any questions or if you require any additional information with respect to this matter, please feel free to contact me via telephone at (636) 736-7243 or via email at jhayden@rgare.com.

Yours sincerely,

/s/ John W. Hayden

John W. Hayden
Senior Vice President - Controller

cc:    Todd C. Larson
Clifford R. Jenks, Esq.